XOCA WORLD LTD.
SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this "*Agreement*") is made and entered into by and between Xoca World Ltd.**,** a Delaware corporation (the "*Company*"), and the undersigned subscriber hereto (the "*Subscriber*").

RECITAL

Subscriber desires to purchase from the Company, and the Company desires to sell to Subscriber, [SHARES]____ shares of the Company's Common Stock (the "*Shares*").

AGREEMENT

In consideration of the mutual agreements and understandings set forth herein, the Company and Subscriber agree as follows:

1. **Subscription.** Subscriber hereby agrees to purchase from the Company (the "*Subscription*") that number of Shares accepted by the Company as set forth on the signature page hereto (the "*Accepted Shares*") (which in no event may be more than the number of Shares entered by Subscriber under Subscriber's signature on the signature page hereto (the "*Subscribed Shares*"). Subscriber understands that this Subscription is not binding on the Company unless and until it is accepted by the Company in the Company's sole and absolute discretion. If the Company accepts Subscriber's Subscription, the Company will provide Subscriber with a counter-signed copy of this Agreement. The Company reserves the right, prior to the issuance of any Shares, to cancel any previously accepted subscription for any reason. If this Subscription or any part hereof is not accepted or is later rejected, the Company shall refund to Subscriber the all payments attributable to the non-Accepted Shares.

2. **Payment.** Simultaneously with the execution of this Agreement, Subscriber agrees to pay to the Company via the investment portal created and maintained by Wefunder Inc., an amount equal the product of (a) the Subscribed Shares multiplied by (b) $1.70.

3. **Subscription Irrevocable.** This Subscription is irrevocable until one hundred twenty (120) days after the Company's receipt of this Agreement, at which point it becomes null and void if not previously accepted, but is not binding on the Company unless and until accepted in writing by the Company in its sole and absolute discretion as provided in Section 1 and not subsequently cancelled. If accepted, the Subscription: (i) will be binding upon Subscriber's heirs, executors, administrators, successors, legal representatives and assigns; and (ii) may not be canceled, terminated or revoked by Subscriber.

4. **Indemnification.** Subscriber hereby agrees to indemnify and hold harmless the Company and all of its directors, officers, affiliates, employees, agents and attorneys, and each of their respective heirs, executors, administrators, successors, legal representatives and assigns, from and against any and all damages, losses, costs and expenses (including reasonable attorney's fees) which any of them may incur by reason of (a) Subscriber's failure to fulfill all of the terms and conditions of this Agreement, (b) Subscriber's breach of any of Subscriber's representations, warranties or covenants contained herein, or (c) any action, suit or proceeding based on (i) a claim that any of such representations, warranties or agreements were inaccurate or misleading or otherwise cause for obtaining damages or redress under the Securities Act of 1933, as amended (the "*Securities Act*") or any other securities law, or (ii) any disposition of any part or all of the Shares.

5. **Representations and Warranties.** Subscriber hereby makes the following representations and warranties to the Company.

5.1. <u>Truthfulness</u>. Subscriber understands and acknowledges that the Company will rely on the truthfulness of the information Subscriber provides and the representations and warranties Subscriber makes in this Agreement.

5.2. <u>Legal Power</u>. If a grantor trust or other entity, Subscriber is authorized, empowered and qualified to execute this Agreement and to make an investment in the Company as herein contemplated. This Agreement is valid, binding and enforceable against Subscriber in accordance with its terms.

5.3. <u>Purpose of the Company</u>. Subscriber is familiar with and understands the purposes for which the Company was organized and the business in which the Company is engaged.

5.4. <u>Organizational Documents and Shareholders' Agreement</u>. Subscriber has read a copy of the Company's current Articles of Incorporation and Bylaws and any and all amendments thereto (collectively, the "***Organizational Documents***") attached to the Regulation Crowdfunding (Title 17 §227) offering statement Form C (the "***Form C***"), and the following documents also attached to Form C: the Stockholders' Agreement of Xoca World Ltd., to which Subscriber will become a party upon and as a condition to the closing of the Subscription (as the same may be amended, restated or otherwise replaced from time to time, the "***Stockholders' Agreement***").

5.5. <u>Information</u>. Subscriber acknowledges that Subscriber has been given the opportunity to: (i) ask questions and receive satisfactory answers concerning the terms and conditions of this offering, the Stockholders' Agreement, and the Organizational Documents; (ii) obtain additional information in order to evaluate the merits and risks of an investment in the Company and to verify the accuracy of the information contained in the Stockholders' Agreement, the Organizational Documents and this Agreement; and (iii) examine all information Subscriber deems to be material to an understanding of the Company and the business of the Company. Subscriber has carefully reviewed all information included in or attached to Form C and is thoroughly familiar with the business, operations, properties, and financial condition of the Company and has discussed with representatives of the Company any questions Subscriber may have had with respect thereto. In addition, Subscriber acknowledges that: (a) there may be differences between the descriptions of Company terms in Form C and the actual terms and conditions in the Organizational Documents or the Stockholders' Agreement; (b) analyzing the importance of such differences is solely the responsibility of Subscriber; and (c) in the event of such differences, the terms and conditions of the Organizational Documents and the Stockholders' Agreement supersede any contrary information in Form C.

5.6. <u>Advisors</u>. Subscriber has consulted with his or her own financial, tax, accounting and legal advisors as to his or her investment in the Company and the consequences thereof and the risks associated therewith. Subscriber understands that the Company has not engaged separate counsel to represent Subscriber.

5.7. <u>Exemption From Registration Under Securities Laws</u>. Subscriber understands that the Shares have not been and will not be registered under the Securities Act or any state securities law, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering. Subscriber recognizes that reliance upon such exemptions is based in part upon the representations of Subscriber contained herein. Subscriber understands that the Shares cannot be sold unless subsequently registered under the Securities Act and any applicable state securities laws or unless an exemption from registration is available.

5.8. <u>Own Account</u>. The Shares are being acquired by Subscriber solely for the account of Subscriber for investment purposes only and not with a view to the distribution thereof. Subscriber understands that, due to the restrictions described in the Stockholders' Agreement, and the lack of any active market existing or likely to exist for the Shares, Subscriber's investment in the Company may have to be held indefinitely.

5.9. <u>Risk of Loss</u>. Subscriber: (i) is a sophisticated investor with such knowledge and experience in business and financial matters as to be capable of evaluating the Company and an investment therein; (ii) has adequate means of providing for Subscriber's current needs and possible personal contingencies; (iii) believes that Subscriber's overall commitment to investments which are not readily marketable is not disproportionate to Subscriber's net worth and the investment in the Shares will not cause his or her overall investment commitment to become excessive; (iv) is able to bear the economic risk and lack of liquidity of an investment in the Company; and (v) is able to bear the risk of loss of his or her entire investment in the Company.

5.10. <u>Risks</u>. Subscriber recognizes that: (i) an investment in the Company involves certain risks, including those set forth in the "RISK FACTORS" section of Form C, (ii) the Shares will be subject to certain restrictions on transferability, and (iii) as a result of the foregoing, the marketability of the Shares will be severely limited.

5.11. <u>Transferability</u>. Subscriber agrees that he or she will not transfer, sell or otherwise dispose of the Shares in any manner that will violate the Securities Act or any state securities laws or subject the Company to regulation under the Investment Company Act of 1940, the rules and regulation of the Securities and Exchange Commission or the laws and regulations of the State of Delaware or any other state or municipality having jurisdiction thereof and also will not transfer, sell or otherwise dispose of the Shares except as allowed under the Stockholders' Agreement.

5.12. <u>Regulatory Review</u>. Subscriber is aware that: (i) no federal, state, local or foreign agency has passed upon the Shares or made any finding or determination as to the fairness of this investment and (ii) Subscriber is not entitled to cancel, terminate or revoke this subscription or any of the powers conferred herein.

5.13. <u>No Conflict</u>. The execution and delivery of this Agreement by Subscriber, the consummation of the transactions contemplated to be consummated hereby by Subscriber and the performance of Subscriber's obligations hereunder will not conflict with, or result in any violation of or default under, any provision of any governing instrument applicable to Subscriber, or any agreement or other instrument to which Subscriber is a party or by which Subscriber or any of its properties are bound, or any foreign or domestic permit, franchise, judgment, decree, statute, rule or regulation applicable to Subscriber or Subscriber's business or properties.

5.14. <u>Legal Counsel</u>. The Company has retained legal counsel in connection with the management and operation of the Company, and may retain legal counsel (collectively, the "***Law Firms***") in connection with the offering of the Shares. The Law Firms have not represented and will not represent Subscriber in connection with the offering of the Shares, the management and operation of the Company or any dispute which may arise between Subscriber, on the one hand, and the Company or other shareholders in the Company, on the other hand (the "***Company Legal Matters***"). Subscriber will, if it wishes counsel on a Company Legal Matter, retain its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel.

5.15. <u>Untrue representations</u>. If at any time prior to acceptance of the Subscription any of the representations or warranties contained in this Agreement are no longer true, Subscriber will promptly notify the Company.

5.16. <u>Sole Decision</u>. Subscriber has made the decision to purchase the Shares independent of any other shareholders or potential shareholders of the Company and independent of any statements, disclosures or judgments as to the properties, business, prospects or condition (financial or otherwise) of the Company which may have been made or given by any other shareholders or potential shareholders of the Company.

5.17. <u>Complete Information</u>.   All information provided by Subscriber herein is complete, accurate and correct.

5.18. <u>No Market</u>.   Subscriber acknowledges that there is no public or other market for the Shares nor is any such market likely to develop in the foreseeable future.

5.19. <u>Disqualified Persons</u>.   Subscriber represents that neither Subscriber nor anyone that would beneficially own the Shares acquired by Subscriber:

(i) has been convicted, within ten years prior to today, of any felony or misdemeanor, or is subject to an order, judgment or decree of a court of competent jurisdiction, entered within five years before today, that restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (A) in connection with the purchase or sale of any security; (B) involving the making of any false filing with the SEC; or (C) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(ii) is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the Commodity Futures Trade Commission or the National Credit Union Administration that: (A) presently bars Subscriber or anyone that would beneficially own the Shares acquired by Subscriber from (I) Association with an entity regulated by such commission, authority, agency, or officer; (II) engaging in the business of securities, insurance or banking; or (III) Engaging in savings association or credit union activities; or (B) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before today;

(iii) is subject to an order of the SEC entered pursuant to §15(b) or 15B(c) of the Securities Exchange Act of 1934 (the "*Exchange Act*") or Section 203(e) or (f) of the Investment Advisers Act (the "*Advisers Act*") of that presently: (A) suspends or revokes the registration as a broker, dealer, municipal securities dealer or investment adviser of Subscriber or anyone that would beneficially own the Shares acquired by Subscriber; (B) places limitations on the activities, functions or operations of Subscriber or anyone that would beneficially own the Shares acquired by Subscriber; or (C) bars Subscriber or anyone that would beneficially own the Shares acquired by Subscriber from being associated with any entity or from participating in the offering of any penny stock;

2228858.1

(iv)   is subject to an order of the SEC entered into within five years of today, that presently ordered Subscriber or anyone that would beneficially own the Shares acquired by Subscriber to cease and desist from committing or causing a violation or future violation of: (A) any scienter-based anti-fraud provision of the federal securities laws, including Securities Act §17(a)(1) under the Securities Act, §§10(b) and 15(c)(1) and Rule 10-b-5 under the Exchange Act and §206(1) of the Advisers Act, or any other rule or regulation thereunder; or (B) §5 of the Securities Act;

(v)   has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(vi)   has filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years of today, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is presently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

(vii)   is subject to a United States Postal Service false representation order entered within five years of today, or is presently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

6. Anti-Money Laundering Matters.

6.1.   Subscriber understands and agrees that in order to ensure compliance under applicable anti-money laundering laws and regulations, the Company may require a detailed verification of the identity of Subscriber. Failure to provide such additional documentation will result in the delay or rejection of Subscriber's subscription. Subscriber acknowledges that due to anti-money laundering requirements, the Company may require further identification of Subscriber before this Agreement is accepted by the Company and the Company shall be held harmless and indemnified against any loss arising as a result of a failure to accept this Agreement if such information has been requested by the Company and has not been provided by Subscriber.

6.2.   To the best of Subscriber's knowledge, none of: (i) Subscriber; (ii) any person controlling or controlled by Subscriber; (iii) if Subscriber is a privately held entity, any person having a beneficial interest in Subscriber; (iv) if Subscriber is not the beneficial owner of all of the Shares, any person having a beneficial interest in the Shares; or (v) any person for whom Subscriber is acting as agent or nominee in connection with this investment in the Shares is a country, territory, individual or entity named on the Denied Persons list and the Denied Entities list maintained by the United States Department of Commerce, the Specially Designated Nationals and Blocked Persons list maintained by the United States Department of Treasury, the Terrorist Organizations list and the Debarred Parties list maintained by the United States Department of State and any other list of terrorists, terrorist organizations or narcotics traffickers maintained pursuant to any of the rules and regulations of the Office of Foreign Assets Control ("*OFAC*") or by any other government which can exercise jurisdiction over Subscriber, the Company, its general partner, its manager or any of their respective affiliates, or is a person or entity prohibited under the programs administered under OFAC or any other government which can exercise jurisdiction over Subscriber.

6.3. Subscriber has conducted due diligence and based on such due diligence reasonably believes that none of: (i) Subscriber; (ii) any person controlling or controlled by Subscriber; (iii) if Subscriber is a privately held entity, any person having a beneficial interest in Subscriber; (iv) if Subscriber is not the beneficial owner of all of the Shares, any person having a beneficial interest in the Interest; or (v) any person for whom Subscriber is acting as agent or nominee in connection with this investment in the Shares is a Senior Foreign Political Figure or any Immediate Family Member or Close Associate of a Senior Foreign Political Figure.

6.4. Neither Subscriber nor any person which is an investor, director, senior officer, trustee, beneficiary or grantor of Subscriber is resident in, or organized or chartered under the laws of any (i) foreign country that has been designated as non-cooperative with international anti-money laundering principles or procedures by the Financial Action Task Force on Money Laundering, or any other governmental or inter-governmental organization identified in writing by the Company, or (i) any jurisdiction that has been designated by the Secretary of the Treasury under USA PATRIOT Act §§311 or 312 as warranting special measures due to money laundering concerns.

6. **Confidentiality.** Subscriber and Individual agree that they will not disclose to any person other than Subscriber's or Individual's advisors and will keep strictly confidential the existence of any and all information contained in this Agreement.

7. **Miscellaneous.**

7.1. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

7.2. This Agreement and those documents expressly referred to herein embody the complete agreement and understanding among the parties with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

7.3. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. The signature of any party to this Agreement that is delivered by facsimile or other electronic means, such as electronic mail or .PDF format, shall be deemed an original and shall be effective upon receipt thereof.

7.4. All provisions of this Agreement are binding upon, inure to the benefit of, and are enforceable by or against, the parties and their respective heirs, executors, administrators or other legal representatives and successors and permitted assigns.

7.5. The law of the State of Delaware shall govern all questions concerning the relative rights of the Company and its members. All questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits hereto shall be governed by the internal law, and not the law of conflicts, of the State of Delaware.

2228858.1

7.6. The failure of the Company to exercise any right or remedy under this Agreement or any other agreement between the Company and Subscriber or the Company and Individual, or otherwise, or any delay by the Company in exercising any of the same, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and is signed by the Company.

7.7. Each of the parties to this Agreement shall be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including reasonable attorney's fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction for injunctive relief in order to prevent any violations of the provisions of this Agreement.

7.8. Captions contained in this Agreement have been inserted herein only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

7.9. This Agreement may not be amended, modified, supplemented, or terminated unless the same is in writing and is signed by all the parties hereto. Any waiver of any provision of this Agreement and any consent to any departure from the terms of any provision of this Agreement is to be effective only in the specific instance and for the specific purpose for which given.

7.10. TO THE FULLEST EXTENT PERMITTED BY LAW, UNLESS OTHERWISE AGREED IN WRITING, SUBSCRIBER AND THE COMPANY AGREE AND UNDERSTAND THAT:

ALL DISPUTES, CONTROVERSIES OR CLAIMS THAT MAY ARISE BETWEEN SUBSCRIBER AND THE COMPANY CONCERNING OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE BREACH, TERMINATION OR VALIDITY THEREOF, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE PARTIES HERETO INCLUDING ANY DISPUTES REGARDING THE VALIDITY OR SCOPE OF THIS AGREEMENT THE COMPANY AND SUBSCRIBER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY CONSENT TO THE JURISDICTION OF THE FEDERAL COURTS AND STATE COURTS LOCATED IN COOK COUNTY, ILLINOIS, U.S.A.

[remainder of page intentionally left blank; signatures appear on next page]

2228858.1

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Number of Shares: __[SHARES]_____

Aggregate Purchase Price: __$[AMOUNT]_____

COMPANY:

Xoca World Ltd.

Founder Signature

Name: __[FOUNDER_NAME]_____

Title: __[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: _____   By:_____

Name: __[INVESTOR NAME]_____

Title: __[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited